SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MAGNETAR SPECTRUM FUND
(Name of Issuer)
MAGNETAR SPECTRUM FUND
(Name of Person(s) Filing Statement)
COMMON SHARES
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Michael Wilds
Magnetar Spectrum Fund
1603 Orrington Avenue
13th Floor
Evanston, IL 60201
(847) 905-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))
Copies to:

Barry P. Barbash, Esq.	Benjamin J. Haskin, Esq.
Willkie Farr & Gallagher LLP	Willkie Farr & Gallagher LLP
1875 K Street, N.W.	1875 K Street, N.W.
Washington, DC 20006	Washington, DC 20006
(202) 303-1000	(202) 303-1000
February 24, 2009
(Date Tender Offer First Published,
Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation: $36,000,000.00 (a)	Amount of Filing Fee: $1,414.80 (b)

(a)  Calculated as the aggregate maximum purchase price for Common Shares.
(b)  Calculated at $39.30 per $1,000,000 of the Transaction Valuation.
☐ Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or by the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
     Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (B) and incorporated herein by reference.
ITEM 2. ISSUER INFORMATION.
     (a) The name of the issuer is Magnetar Spectrum Fund (the “Fund”). The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified management investment company. It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 1603 Orrington Avenue, 13th Floor, Evanston Il 60201, and the telephone number is (847) 905-4400.
     (b) The title of the securities that are the subject of the offer to purchase common shares in the Fund (the “Offer”). As of the close of business on February 23, 2009, there was approximately $239,218,065 outstanding in capital of the Fund, represented by common shares in the Fund (a “Share” or the “Shares,” as the context requires) (based on the estimated unaudited net asset value of such Shares). Subject to the conditions set forth in the Offer, the Fund will purchase Shares in an amount of up to 15% of the net assets of the Fund that are tendered by shareholders of the Fund (“Shareholders”) and not withdrawn as described above in Item 1.
     (c) Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Private Placement Memorandum (the “Private Placement Memorandum”) and the Fund’s Agreement and Declaration of Trust (the “Trust Instrument”).
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) The name of the issuer is Magnetar Spectrum Fund. The Fund is registered under the 1940 Act, as a closed-end, non-diversified management investment company. It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 1603 Orrington Avenue, 13th Floor, Evanston Il 60201, and the telephone number is (847) 905-4400. The members of the Fund’s Board of Trustees are Eric Scheyer (Chairman),

Matthew Kaplan, Alexander Laats, and John O’Callahan. Their address is c/o Magnetar Spectrum Fund, 1603 Orrington Avenue, 13th Floor, Evanston Il 60201. The investment adviser of the Fund is Magnetar Financial LLC (the “Adviser”). The principal executive office of the Adviser is located at 1603 Orrington Avenue, 13th Floor, Evanston Il 60201, and the telephone number is (847) 905-4400. The Adviser may be deemed to be a controlling party due to its relationship with Magnetar Spectrum Master Fund, LP (the “Feeder Fund”), a feeder fund that invests all of its assets in the Fund. The Fund has the following executive officers: Michael Wilds, President; Adam Daley, Vice President and Treasurer; and Josh Levinson, Secretary. The address of each executive officer is 1603 Orrington Avenue, 13th Floor, Evanston Il 60201, and the telephone number is (847) 905-4400.
ITEM 4. TERMS OF THIS TENDER OFFER.
     (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase Shares in an amount up to 15% of the net assets of the Fund that are that are tendered by Shareholders and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, Eastern time, on March 24, 2009 (the “Expiration Date”) or any later date as corresponds to any extension of the Offer.
     (ii) The purchase price of Shares tendered to the Fund for purchase will be their net asset value as of March 25, 2009 or, at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).
     Shareholders must tender all their Shares to participate. Each Shareholder who tenders all its Shares that are accepted for purchase will be given a cash payment within five business days of the acceptance of the Shareholder’s Shares. The cash payment is to be paid in an amount equal to the value, determined as of the Valuation Date, of the Shares being purchased. This amount will be the value of the Shareholder’s account determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. Payment of this amount will be made within five business days after the Valuation Date.
     A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) the form of Letter from the Fund to Shareholders that will be sent in connection with the Fund’s acceptance of tenders of Shares are attached hereto as Exhibits A, B, C, D and E, respectively.
     (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern time, March 24, 2009.
     (iv) Not applicable.
     (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the close of business on March 25, 2009 if the Offer expires on the Expiration Date or, if the Offer is extended, at a later date determined by the Fund. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.
     (vi) A tender of Shares may be withdrawn at any time before 12:00 midnight, Eastern time, March 24, 2009 and, if Shares have not yet been accepted for purchase by the Fund, at any time after April 21, 2009.
     (vii) Shareholders wishing to tender all of their Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to PNC Global Investment Services Inc. (“PNC”), at 400 Bellevue Parkway, 2nd Floor Wilmington, DE 19809, Attention: Magnetar Spectrum Fund, or fax a completed and executed Letter of Transmittal to PNC, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of

Transmittal must be received by PNC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PNC by certified mail, return receipt requested, or by facsimile transmission. A Shareholder choosing to fax a Letter of Transmittal to PNC must also send or deliver the original completed and executed Letter of Transmittal to PNC promptly thereafter.
     Any Shareholder tendering all of its Shares pursuant to the Offer may withdraw its tender as described above in Item 4(vi). To be effective, any notice of withdrawal must be timely received by PNC at 400 Bellevue Parkway, 2nd Floor Wilmington, DE 19809, Attention: Magnetar Spectrum Fund, or at the fax number set forth on page 2 of the Offer. A form for giving notice of withdrawal of a tender can be obtained by calling PNC at the telephone number indicated on page 2 of the Offer. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the Expiration Date by following the procedures described above.
     (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder’s Shares.
     (ix) If more than 15% of the net assets of the Fund are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); or (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase. In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.
     (x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program and investor base. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects will not be reduced or eliminated as additional subscriptions for Shares will not be accepted.
     (xi) Not applicable.
     (xii) Certain United States Federal Income Tax Consequences.  The following discussion is a general summary of the U.S. federal income tax consequences of a sale of Shares pursuant to the Offer based on current U.S. federal income tax law, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations and Internal Revenue Service (“IRS”) rulings. Each Shareholder should consult his or her own tax adviser for a full understanding of the tax consequences of such a sale, including potential state, local and foreign taxation by jurisdictions of which the Shareholder is a citizen, resident or domiciliary. There can be no assurance that administrative, judicial or legislative changes will not alter (retroactively or prospectively) this discussion of U.S. federal income tax consequences.
     a. U.S. Shareholders.  It is anticipated that Shareholders (other than tax-exempt persons) who are (i) citizens and/or residents of the U.S., (ii) corporations, partnerships or certain other entities created or organized in or under the laws of the U.S. or any State thereof or the District of Columbia, (iii) estates the income of which is subject to U.S. federal income taxation regardless of the source of such income, or (iv) trusts if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (collectively, “U.S. Shareholders”), and who sell Shares pursuant to the Offer, will generally recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash they receive pursuant to the Offer and their adjusted tax basis in the Shares sold. The sale date for tax purposes will be the date the Fund accepts Shares for purchase. This gain or loss will be capital gain or loss if the Shares sold are held by the tendering U.S. Shareholder at the time of sale as capital assets and will be treated as long-term capital gain or loss if the Shares have been held at that time for more than one year and short-term capital gain or loss if the Shares were held for one year or less, respectively. Any such long-term capital gain realized by a non-corporate U.S. Shareholder will be taxed at a current maximum rate of 15%. This U.S. federal income tax treatment, however, is based on the assumption that not all Shareholders will tender their Shares pursuant to the Offer and that the continuing ownership interest in the Fund of each tendering Shareholder (including Shares constructively owned by such tendering Shareholder pursuant to the provisions of Section 318 of the Code) will be sufficiently reduced to qualify the sale as a sale rather than a distribution for U.S. federal income tax purposes. It is therefore possible that the cash received for the Shares purchased would be taxable as a distribution by the Fund, rather than as a gain from the sale of the Shares. In that event, the cash received by a U.S. Shareholder would be taxable as a dividend (i.e., as ordinary income) to the extent of the U.S. Shareholder’s allocable share of the Fund’s current or accumulated earnings and profits, with any excess of the cash received over the portion so taxable as a dividend constituting a non-taxable return of capital to the extent of the U.S. Shareholder’s tax basis in the Shares sold and with any remaining excess of such cash being treated as either long-term or short-term capital gain from the sale of the Shares (if the Shares are held as capital assets) depending on how long they were held by the U.S. Shareholder. If cash received by a U.S. Shareholder is taxable as a dividend, the Shareholder’s tax basis in the purchased Shares will be added to the tax basis of the remaining Shares held by the Shareholder. In addition, if a tender of Shares is treated as a distribution to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result with respect to a non-tendering Shareholder whose proportionate interest in the Fund has been increased by such tender.
     Under the “wash sale” rules under the Code, loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the U.S. Shareholder acquires Shares within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of a Fund Share held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Share.
     PNC may be required to back-up withhold against the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Offer unless either: (a) the U.S. Shareholder has completed and submitted to PNC an IRS Form W-9 (or Substitute Form W-9), providing the U.S. Shareholder’s employer identification number or social security number, as applicable, and certifying under penalties of perjury that: (a) such number is correct; (b) either (i) the U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the Internal Revenue Service that the U.S. Shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the Internal Revenue Service has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; or (c) an exception applies under applicable law.
     Under Treasury regulations, if a Shareholder recognizes a loss with respect to the Fund’s Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.
     b. Non-U.S. Shareholders.  The U.S. federal income taxation of a Non-U.S. Shareholder (i.e., any Shareholder that is not a U.S. Shareholder as defined above) on a sale of Shares pursuant to the Offer depends on whether such transaction is “effectively connected” with a trade or business carried on in the U.S. by the Non-U.S. Shareholder as well as the tax characterization of the transaction as either a sale of the Shares or a distribution by the Fund, as discussed above for U.S. Shareholders. If the sale of Shares pursuant to the Offer is not effectively connected with a U.S. trade or business and if, as anticipated for most U.S. Shareholders, it gives rise to taxable gain or loss, any gain realized by a Non-U.S. Shareholder upon the tender of Shares pursuant to the Offer will not be subject to U.S. federal income tax or to any U.S. tax withholding; provided, however, that such a gain will be subject to U.S. federal income tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the Non-U.S. Shareholder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale and certain other conditions are satisfied. If, however, the cash received by a tendering Non-U.S. Shareholder is treated for U.S. tax purposes as a distribution by the Fund, the portion of the distribution treated as a dividend to the Non-U.S. Shareholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the dividend does not constitute effectively connected income. If the amount realized on the tender of Shares by a Non-U.S. Shareholder is effectively connected income, regardless of whether the tender is characterized as a sale or as giving rise to a distribution from the Fund for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner as if the Shares involved were tendered by a U.S. Shareholder. In addition, if the Non-U.S. Shareholder is a corporation, it may be subject to a 30% (or such lower rate as may be applicable under a tax treaty) branch profits tax on effectively connected income.
     Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability.
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES.
     The Private Placement Memorandum, and the Trust Instrument, which were provided to each Shareholder in advance of subscribing for Shares, provide that the Fund’s Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders.
     The Fund has been advised by the Adviser and the Feeder Fund, an affiliate of the Adviser, that the Feeder Fund will not tender any of its Shares pursuant to the Offer. The Fund has been advised by Adviser and the Feeder Fund that there is no other contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Trustee of the Fund or any person controlling the Fund or controlling the Adviser or any Trustee of the Fund; and (ii) any person, with respect to Shares.
ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
     (a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set forth in the Private Placement Memorandum.
     (b) Shares that are tendered to the Fund in connection with the Offer will be retired. The Fund no longer accepts subscriptions for Shares. The Board of Trustees of the Fund has approved the liquidation, dissolution and termination of the Fund. The Fund anticipates that it will liquidate, dissolve and terminate shortly after the completion of the Offer. Shareholders who do not tender their Shares will receive a liquidating distribution at the time of the Fund’s liquidation. The Fund will distribute assets in-kind to remaining Shareholders in such a liquidating distribution pro rata, to the extent permitted by applicable law.
     (c) Neither the Fund nor the Adviser nor the Board of Trustees has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Shares, or the disposition of Shares, aside from the liquidation, dissolution and termination of the Fund; (2) an extraordinary transaction, aside from the liquidation, dissolution and termination of the Fund, such as a merger, reorganization, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Trustees, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, to fill any existing vacancy on the Board of Trustees or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Trust Instrument or other actions that might impede the acquisition of control of the Fund by any person. Because Shares are not traded in any market, Sections (6), (7) and (8) of Regulation M-A Section 229.1006(c) are not applicable to the Fund.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed 15% of the net assets of the Fund (unless the Fund elects to purchase a greater amount), will be derived from cash on hand and/or the proceeds of the sale of securities.
     (b) None of the Fund, the Adviser or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.
     (c) Not Applicable.
     (d) Not Applicable.
ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.
     (a) As of January 30, 2009 the aggregate value and percentage of Shares beneficially owned by members of the Board of Trustees, the Fund’s officers and other persons are set forth in the table below. None of the Trustees, other than Eric Scheyer, beneficially own Shares of the Fund.

	Value of Shares	Percentage of Shares
Name and Position	beneficially owned	beneficially owned
Magnetar Financial, LLC, Adviser	$6,624	0.003%
Eric Scheyer, Trustee of the Fund	$55,363	0.023%
Michael Wilds, President of the Fund	$6,307	0.003%
Adam E. Daley, Vice President and Treasurer of the Fund	$6,317	0.003%
Joshua M. Levinson, Secretary of the Fund	$31,531	0.013%
Magnetar Spectrum Master Fund, LP, Feeder Fund	$235,045,740	99.641%
     (b) Effective as of February 23, 2009, Mr. Daley sold 9.54 Shares of the Fund to Mr. Wilds at $618.44 per Share in a private transaction effected in Evanston, Illinois and which was approved by the Board of Trustees of the Fund in accordance with the Private Placement Memorandum and the Fund’s organizational documents. There have been no other transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any Trustee, any executive officer of the Fund, or any person controlling the Fund, the Adviser or any Trustee.
ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
     No persons have been employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.
ITEM 10. FINANCIAL STATEMENTS.
   (a)(1) The Fund’s financial information for the period ended November 30, 2008 has been audited by Ernst & Young LLP, and is incorporated herein by reference to the reports filed with the SEC on February 9, 2009 for the Fund (File number 811-22087). Copies of the financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (847) 905-4400.
     (2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.
     (3) Not applicable.
     (4) The Fund does not have shares, and consequently does not have book value per share information.
     (b) The Fund’s assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.
ITEM 11. ADDITIONAL INFORMATION.
     (a)(1) None.

     (2) None.
     (3) Not applicable.
     (4) Not applicable.
     (5) None.
     (b) None.
ITEM 12. EXHIBITS.
     Apart from Exhibit F below, reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:
A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Fund to Shareholders in connection with the Fund’s Acceptance of Tenders of Shares.

F.	Consent of Ernst, Young LLP
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.
     SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Magnetar Spectrum Fund
By: /s/ Michael Wilds
Name: Michael Wilds
Title: President
February 24, 2009
EXHIBIT INDEX
EXHIBIT
A Cover Letter to the Offer to Purchase and Letter of Transmittal.
B Offer to Purchase.

C Form of Letter of Transmittal.
D Form of Notice of Withdrawal of Tender.
E Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Tenders of Shares.
F Consent of Ernst & Young LLP